UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Vodavi Technology, Inc.
                             -----------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    92857V102
                                    ---------
                                 (CUSIP Number)


                                October 18, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 16 Pages
                              Exhibit Index: Page 7

                                 SCHEDULE 13D

CUSIP No. 92857V102                                           Page 2 of 16 Pages
.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).



     LG-NORTEL CO. LTD.

.................................................................................
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [X]
.................................................................................
3.   SEC Use Only
.................................................................................
4.   Source of Funds (See Instructions)

     OO
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [  ]
.................................................................................
6.   Citizenship or Place of Organization

     Republic of Korea
.................................................................................
Number of             7.   Sole Voting Power              0
Shares                ..........................................................
Beneficially          8.   Shared Voting Power            0
Owned by Each         ..........................................................
Reporting             9.   Sole Dispositive Power         0
Person With           ..........................................................
                      10.  Shared Dispositive Power       0
.................................................................................
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [  ]
.................................................................................
13.  Percent of Class Represented by Amount in Row (11)

     0.0%
.................................................................................
14.  Type of Reporting Person:

     CO

                                                              Page 3 of 16 Pages

            This Statement on Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Shares"), of Vodavi Technology, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D, dated November 16, 2005 (the "Initial Statement"), filed by the Reporting Person (as defined herein). This Amendment No. 1 is being filed by the Reporting Person to report the information in Item 6 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 1.     Security and Issuer

            This Statement relates to the Shares of the Issuer. The address of the principal executive office of the Issuer is 4717 East Hilton Avenue, Suite 400, Phoenix, AZ 85034.

Item 2.     Identity and Background

            This Statement is filed on behalf of LG-Nortel Co. Ltd. ("LG-Nortel," or the "Reporting Person"). This Statement relates to the Shares of the Issuer held for the account of LG-Nortel. LG-Nortel is a joint venture between LG Electronics Inc., a Korean corporation ("LGE"), and Nortel Networks Limited, a corporation incorporated under the laws of Canada ("Nortel"). Nortel is the majority shareholder of LG-Nortel.

                              The Reporting Person

            LG-Nortel is a corporation incorporated under the laws of Korea and its principal office is located at 7th, 8th Floor, GS Kangnam Tower 679, Yeoksam-dong, Kangnam-gu, Seoul, 135-985, Korea. The principal businesses of LG-Nortel are research, development, manufacturing, engineering, supply and support of telecommunications networks used by telecommunications network operating companies, service providers, and enterprises in conducting their business. Current information concerning the identity and background of the directors and officers of LG-Nortel is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

            During the past five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.     Interest in Securities of the Issuer

            (a) LG-Nortel may no longer be deemed the beneficial owner of any Shares.

            (b) LG-Nortel may no longer be deemed to have the right to vote or direct the vote of any Shares.

            (c) Except for the transaction described in Item 6 hereto, there have been no transactions effected with respect to the Shares during the past sixty (60) days by the Reporting Person.

            (d) The majority shareholder of LG-Nortel is Nortel. As such, Nortel may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. As a minority shareholder of LG-Nortel, LGE also may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                                                              Page 4 of 16 Pages

            (e) As of December 1, 2006, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to the Securities of the Issuer.

            On October 18, 2006 the Reporting Person entered into a voting agreement (the "Voting Agreement") with Vertical Communications, Inc., a Delaware corporation ("Vertical"), and the Issuer, by which the Reporting Person agreed to vote all of its Shares in favor of the proposed merger (the "Merger") between Vertical and the Issuer. A copy of the Voting Agreement is attached hereto as Exhibit A and is incorporated herein by reference in response to this
Item 6.

            Also on  October  18,  2006,  Vertical,  the  Issuer,  and  Vertical
Acquisition Sub Inc., a Delaware corporation and wholly-owned subsidiary of Vertical ("MergerSub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which MergerSub was merged with and into the Issuer, with the Issuer continuing its corporate existence as a wholly-owned subsidiary of Vertical. On December 1, 2006, the Merger was consummated (the "Closing"), and each issued and outstanding Share of the Issuer, including all Shares owned by the Reporting Person, were converted into the right to receive $7.50 in cash, without interest, on the terms specified in the Merger Agreement. A copy of the Merger Agreement is attached hereto as Exhibit B and is incorporated herein by reference in response to this Item 6.

            The foregoing descriptions of the Voting Agreement and the Merger Agreement do not purport to be complete and are qualified in their entirety by reference.

            Except as disclosed above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.     Material to be filed as Exhibits.

            The exhibit Index is incorporated herein by reference.

                                                              Page 5 of 16 Pages

                                  SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 4, 2006                       LG-NORTEL CO. LTD.


                                             By:  /s/ Leith Tessy
                                                  ------------------------------
                                             Name:    Leith Tessy
                                             Title:   Chief Financial Officer

                                                                                                    Page 6 of 16 Pages

                                                                  ANNEX A


                                        DIRECTORS AND EXECUTIVE OFFICERS OF LG-NORTEL CO. LTD.

        Name/Title/Citizenship                     Principal Occupation                     Business Address
---------------------------------------- ----------------------------------------- -----------------------------------
Jae Ryung Lee                            LG-Nortel Co. Ltd. Chief Executive        8th Floor, GS Kangnam Tower 679,
Chief Executive Officer                  Officer                                   Yeoksam-dong, Kangnam-gu, Seoul,
(Korea)                                                                            135-985, Korea
---------------------------------------- ----------------------------------------- -----------------------------------
Paul House                               LG-Nortel Co. Ltd. Chief Operating        8th Floor, GS Kangnam Tower 679,
Chief Operating Officer                  Officer                                   Yeoksam-dong, Kangnam-gu, Seoul,
(United States)                                                                    135-985, Korea
---------------------------------------- ----------------------------------------- -----------------------------------
Young Soo Kwon                           LG Electronics Inc. Chief Financial       LG Twin Tower 20, Yoido-dong,
Board of Directors                       Officer                                   Youngdungpo-gu, Seoul, 150-721,
(Korea)                                                                            Korea
---------------------------------------- ----------------------------------------- -----------------------------------
Khush Dadyburjor                         Nortel Networks Limited Vice President    8200 Dixie Road, Suite 100,
Board of Directors                       (M&A)                                     Brampton, Ontario, L6T 5P6, Canada
(Canada)
---------------------------------------- ----------------------------------------- -----------------------------------
Peter MacKinnon                          Chairman, Nortel Networks Limited,        2221 Lakeside Blvd., Richardson,
Board of Directors                       General Manager of Wimax Nortel           Texas 75082
(Canada)                                 Networks Limited                          U.S.A.
---------------------------------------- ----------------------------------------- -----------------------------------
Leith Tessy                              LG-Nortel Co. Ltd. Chief Financial        8th Floor, GS Kangnam Tower 679,
Chief Financial Officer                  Officer                                   Yeoksam-dong, Kangnam-gu, Seoul,
(Canada)                                                                           135-985, Korea
---------------------------------------- ----------------------------------------- -----------------------------------
Hwang Choon Ha                           LG-Nortel Co. Ltd. Chief Technology       LG R&D Complex 533, Hogye-Dong
Chief Technology Officer                 Officer                                   Dongam-gu, Anyang-Shi,
(Korea)                                                                            Kyungki-do, 431-749, Korea
---------------------------------------- ----------------------------------------- -----------------------------------
Keun Lee                                 LG-Nortel Co. Ltd.                        7th  Floor,   GS   Kangnam   Tower
Vice President                           Vice President                            679,Yeoksam-dong,      Kangnam-gu,
(Korea)                                                                            Seoul, 135-985, Korea
---------------------------------------- ----------------------------------------- -----------------------------------
Seokbin Mun                              LG-Nortel Co. Ltd.                        8th  Floor,   GS   Kangnam   Tower
Vice President                           Vice  President                           679,Yeoksam-dong,Kangnam-gu,
(Korea)                                                                            Seoul, 135-985, Korea
---------------------------------------- ----------------------------------------- -----------------------------------
Tai-Ho Kim                               LG-Nortel Co. Ltd.                        7th  Floor,   GS   Kangnam   Tower
Vice President                           Vice President                            679,Yeoksam-dong,      Kangnam-gu,
(Korea)                                                                            Seoul, 135-985, Korea
---------------------------------------- ----------------------------------------- -----------------------------------

            Except as set forth herein, to the best of the Reporting Person's knowledge:

            (a) None of the above persons hold any Shares.

            (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                              Page 7 of 16 Pages


                                  EXHIBIT INDEX
                                  -------------

No.                                                                         Page
---                                                                         ----


A.    Form of Voting Agreement, dated as of October __, 2006, by and among Vertical Communications, Inc., Vodavi Technology, Inc. and
      LG-Nortel Co. Ltd...............................................         8

B. Agreement and Plan of Merger, dated as of October 18, 2006, by and among Vertical Communications, Inc., Vodavi Technology, Inc. and Vertical Acquisition Sub. Inc. (Filed by the Issuer as Appendix A to its Preliminary Proxy Statement filed on Edgar on October 24, 2006 and incorporated by reference herein)

                                                              Page 8 of 16 Pages


                                VOTING AGREEMENT
                                ----------------

This Voting Agreement, dated as of October __, 2006 (this "Agreement"), is by and among Vertical Communications, Inc., a Delaware corporation ("Vertical"),
Vodavi Technology, Inc., a Delaware corporation (the "Company"), and LG-Nortel Co. Ltd ("Stockholder").


                               W I T N E S S E T H
                               - - - - - - - - - -

WHEREAS, as of the date hereof, Stockholder owns beneficially the number of shares of common stock of the Company set forth opposite Stockholder's name on
Schedule I hereto (all shares so owned and which may hereafter be acquired by Stockholder prior to the termination of this Agreement, whether upon the exercise of options, conversion of convertible securities, exercise of warrants or by means of purchase, dividend, distribution or otherwise, being referred to herein with respect to Stockholder as the "Stockholder Shares"); and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company is entering into an Agreement and Plan of Merger, dated as of the date hereof (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), along with Vertical, and Vertical Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of Vertical ("Sub"), which provides for, upon the terms and subject to the conditions set forth therein, the merger of Sub with and into the Company (the "Merger"); and

WHEREAS, pursuant to the Merger Agreement, the Company has agreed to call a special meeting of its stockholders for the purpose of (the "Proposal"); and

WHEREAS, in consideration of Vertical entering into the Merger Agreement and incurring certain related fees and expenses relating to the Merger, Stockholder has agreed to enter into this Agreement; and

WHEREAS, Vodavi is a party to this Agreement for the purpose of facilitating certain continuing relationships between Stockholder and Vertical following the Effective Time.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Vertical and Stockholder hereby agree as follows:

                                    Item 1.

              VOTING OF SHARES; AND OTHER COVENANTS OF STOCKHOLDER
                                  AND VERTICAL

            Voting of Shares. From the date hereof until termination of this Agreement pursuant to Section 3.2 hereof (the "Term"), at any meeting of the stockholders of the Company called to vote on the Proposal or at any adjournment or postponement thereof, and in any action by consent of the stockholders of the Company with respect to which approval of the Proposal is

                                                              Page 9 of 16 Pages

sought, Stockholder shall (A) appear at such meeting or otherwise cause its Stockholder Shares to be counted as present thereat for purposes of establishing a quorum and (B) vote (or cause to be voted) its Stockholder Shares in favor of the Proposal and such other matters as may be necessary or advisable to consummate the transactions contemplated by the Merger Agreement.

            No Inconsistent Arrangements. Except as contemplated by this Agreement, Stockholder shall not during the Term (i) grant any proxy, power-of-attorney or other authorization in or with respect to its Stockholder Shares which is inconsistent with the terms hereof, (ii) deposit its Stockholder Shares into a voting trust or enter into a voting agreement or arrangement with respect to its Stockholder Shares, (iii) sell, transfer, pledge or encumber, assign or otherwise dispose of or enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of any of the Stockholder Shares except to a person who agrees in writing to be bound by the terms and conditions of this Agreement as a Stockholder or (iv) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

            Disclosure. Stockholder hereby authorizes Vertical and/or the Company to publish and disclose in any filing with the SEC, including any proxy statement relating to the approval of the Merger Agreement by the Company's stockholders (including all exhibits and schedules filed with the SEC), its identity and ownership of its Stockholder Shares and the nature of its commitments, arrangements and understandings under this Agreement.

            Continuing Business Relationships. In consideration of Stockholder's compliance with its obligations contained in Section 1.1, Vertical agrees that during the Term and continuing for a two-year period following the Term: (a) Vertical shall continue to support Stockholder's product line consistent with the historic relationship between the Company and Stockholder; and (b) Vertical will support Stockholder's efforts to distribute products to the Nortel channel in North America; and (c) for the purpose of facilitating the transition following the Effective Time, prior to the Effective Time, Vertical shall enter into arrangements whereby Vodavi's current chief executive officer and chief financial officer agree to cooperate with transitional services related to Stockholder's relationship with the Company for a term of no less than nine months from the Effective Time.

                                    Item 2.

                  REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents and warrants as follows:

            Authority. Stockholder has all requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part

                                                             Page 10 of 16 Pages

of Stockholder. This Agreement has been duly executed and delivered by or on behalf of Stockholder and constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding for such remedy may be brought.

            Required Filings and Consents. The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority (other than any necessary filing under the Exchange Act), domestic or foreign, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Stockholder of Stockholder's obligations under this Agreement.

            Ownership of Shares. Stockholder is the record and beneficial owner of the Shares set forth opposite its name on Schedule I hereto. On the date hereof, such Shares constitute all of the Shares owned of record or beneficially by Stockholder.

            Stockholder understands and acknowledges that Vertical is entering into the Merger Agreement in reliance upon Stockholder's execution and delivery of this Agreement.

                                    Item 3.

                                  MISCELLANEOUS

            Definitions. Terms used but not otherwise defined in this Agreement have the meanings ascribed to such terms in the Merger Agreement.

            Termination. This Agreement shall terminate and be of no further force and effect (i) by the written mutual consent of all of the parties hereto,
(ii) upon the approval of the Proposal by the Company's stockholders at a meeting duly called and held for such purpose at which a quorum was present and acting throughout, or (iii) automatically and without any required action of the parties hereto upon termination of the Merger Agreement in accordance with its terms. The obligations of Vertical pursuant to Section 1.4 shall survive for a two-year period following termination of this Agreement. No such termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement prior to termination.

            Further Assurance. From time to time, at another party's request and without consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

            No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, or any custom or practice of the parties at variance with the terms hereof shall not constitute a

                                                             Page 11 of 16 Pages

waiver by such party of its right to exercise any such right, power or remedy or to demand such compliance.

            Specific Performance. Stockholder acknowledges that if Stockholder fails to perform any of its obligations under this Agreement, immediate and irreparable harm or injury would be caused to the Company for which money damages would not be an adequate remedy. In such event, Stockholder agrees that the Company shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, should the Company institute an action or proceeding seeking specific enforcement of the provisions hereof, Stockholder hereby waives the claim or defense that the Company has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists.

            Notice. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made
(i) as of the date delivered or sent by facsimile if delivered personally or by facsimile, and (ii) on the third business day after deposit in the U.S. mail, if mailed by registered or certified mail (postage prepaid, return receipt requested), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

                  If to Vertical or the Company:

                  Vertical Communications, Inc.
                  One Memorial Drive
                  Cambridge, Massachusetts 02142
                  Attn:  William Y. Tauscher

                  With a copy to:


            If to Stockholder, at the address set forth below Stockholder's name on Schedule I hereto.

            Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Company, including, without limitation, the fees, costs and expenses incurred by Stockholder.

            Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

            Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to

                                                             Page 12 of 16 Pages

modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the maximum extent possible.

            Entire Agreement; Third-Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes any and all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, and this Agreement is not intended to confer upon any other person any rights or remedies hereunder.

            Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise.

            Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware located in New Castle County and the United States District Court for the District of Delaware for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

            Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of the Company, Vertical and Stockholder.

            Waiver. Any agreement on the part of a party hereto to any extension of time for the performance of any of the obligations or other acts of the other parties hereto or waiver of any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto or compliance by the other parties hereto with any of their agreements or conditions contained herein shall be valid only as against such party and only if set forth in an instrument in writing signed by such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

            Descriptive  Headings;   Interpretation.  The  descriptive  headings
herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

                                                             Page 13 of 16 Pages

            Counterparts. This Agreement may be executed (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

                                                             Page 14 of 16 Pages

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

                                                             Page 15 of 16 Pages

                                              VERTICAL COMMUNICATIONS, INC.





                                           By:
                                              ----------------------------------
                                              Name:
                                                   -----------------------------
                                              Title:
                                                    ----------------------------





                                           VODAVI TECHNOLOGY, INC.





                                           By:
                                              ----------------------------------
                                              Name:
                                                   -----------------------------
                                              Title:
                                                    ----------------------------





                                           STOCKHOLDER


                                           LG-NORTEL CO. LTD


                                           By:
                                              ----------------------------------
                                              Name:   Peter Dans
                                              Title:  Chief Financial Officer

                                                             Page 16 of 16 Pages

                                  Schedule I


                                                      Number of Shares
                                                      ----------------
Name and Address of Stockholder                       Beneficially Owned
-------------------------------                       ------------------

LG-Nortel Co. Ltd                                     862,500
G5 Tower (7th Floor)
679 Yoksam-dong
Kangnam-gu, Seoul
135-985, Korea
Attention:  Peter Dans, CFO